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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2019

Washington DC
413

SEC FILE NUMBER
8-67403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2018/01/01 AND ENDING 2018/12/31
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Setter Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bloor Street West, Suite 1700
(No. and Street)

Toronto (City) Ontario (State) M4W 3E2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter McGrath, President - 416 (964)-9555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SDVC LLP
(Name – *if individual, state last, first, middle name*)

259 Traders Boulevard East, Suite 10 (Address) Mississauga (City) Ontario (State) L4Z 2E5 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter McGrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Setter Capital Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President, CEO and CFO

Title

Vladyslav Strashko, Esq.

Notary Public

Vladyslav Strashko

Notary Public

NOTARY PUBLIC ONTARIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Setter Capital Inc.

(SEC I.D. No. 8 - 67403)

Statement of Financial Condition and Supplementary Information
and
Report of Independent Registered Public Accounting Firm

As of December 31, 2018
(Expressed in U.S. Dollars)

Filed pursuant to Rule 17a(5)(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

SDVC LLP ASSURANCE | ACCOUNTING | TAX
Chartered Accountants

10 - 259 Traders Blvd E, Mississauga, ON L4Z 2E5
O: 647.969.7382 | F: 1.855.296.5040
info@sdvcllp.com | www.sdvcllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director
of Setter Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Setter Capital Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Setter Capital Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Setter Capital Inc.'s management. Our responsibility is to express an opinion on Setter Capital Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Setter Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, reconciliation of the computation of net capital as filed in Part IIA of Form X-17A-5, and computation for determination of reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Setter Capital Inc.'s financial statements. The supplemental information is the responsibility of Setter Capital Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Setter Capital Inc.'s auditor since 2017.

SDVC LLP

Mississauga, Ontario
February 25, 2019

Setter Capital Inc.

Statement of Financial Condition

(Expressed in U.S. Dollars)

As of December 31, 2018

Assets		
Cash and cash equivalents *(Note 4)*	$	20,552,270
Accounts receivable		6,630,353
Government sales taxes recoverable		35,878
Prepaid expense and deposit		27,594
Furniture and equipment, *(net of accumulated depreciation of $110,751)*		240,254
	$	27,486,349
Liabilities		
Accounts payable and accrued liabilities	$	21,258,718
Income tax payable		45,503
Due to shareholder *(Note 7)*		18,275
		19,917,863
Stockholder's Equity		
Common stock *(Note 5)*		81,450
Accumulated retained earnings		6,082,403
		6,163,853
	$	27,486,349

Commitment *(Note 6)*

See accompanying notes to the statement of financial condition

1. Organization and Description of Business

Setter Capital Inc. ("Setter" or the "Company") is incorporated under the laws of the Province of Ontario. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. Setter is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's primary source of revenue is concession fees earned acting as an intermediary to investment banking transactions. The Company's office is in Toronto, Canada.

2. Summary of Significant Accounting Policies

The Company maintains its financial records in United States dollars. These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

Revenue Recognition
Concession fees are earned from successful investment banking intermediary transactions of non-registered customer investments. The fees earned are contingent upon the successful completion of the underlying transaction for which the services are rendered. As such, the Company records this revenue as earned upon successful completion of a transaction.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash on deposit and other highly liquid short term investments maintained with major financial institutions in Canada. Deposits with these institutions may exceed the amount of insurance (CAD $100,000) provided on such deposits. These deposits bear minimal credit risk as they are generally redeemable on demand.

Accounts Receivables
Accounts receivable consists of trade receivables for concession fees earned as an intermediary from successful investment banking transactions. The Company regularly reviews its accounts receivable for potential bad debts. The review is based on an analysis of the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is deemed necessary at December 31, 2018.

Depreciation
Furniture, computer equipment and leasehold improvements are recorded at cost net of accumulated depreciation and impairment charges, if any. Depreciation on furniture and computer equipment is calculated using the declining balance method at rates sufficient to depreciate these assets over their estimated useful lives of typically three to five years. Depreciation on leasehold improvements is calculated using the straight-line method over the term of lease.

Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

2. Summary of Significant Accounting Policies (Continued)

Foreign Currency Translation

The Company's functional currency is the U.S. dollar as it is this currency that primarily influences the market price of concession fees earned. Monetary assets and liabilities related to foreign currency balances are translated into U.S. dollars at the exchange rates in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the transaction dates. Realized and unrealized gains or losses resulting from foreign currency translation and transactions are included in net income for the period to which they relate.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Fair Value

U.S. Generally Accepted Accounting Principles (GAAP) defines fair value, expands disclosure requirements related to fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets.

Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

3. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule, not exceeding 15 to 1. Under the basic method, the Company is required to maintain minimum net capital equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2018, the Company had net capital of approximately $16,880,000 which is in excess of the required minimum net capital of $1,421,500. The Company's net capital ratio of aggregate indebtedness to net capital was 1.26 to 1.

(Expressed in U.S. Dollars)

3. Regulatory Net Capital Requirements (Continued)

FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may neither be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

4. Cash and Cash Equivalents

The Company's cash and cash equivalents comprise of cash on deposit of $398,594 and highly liquid short term investments of $20,153,676 both with a major financial institution in Canada.

5. Common Stock

			2018
Authorized:	Unlimited number of Common Shares and non-voting Special Shares		
Issued:	1,000 common shares	$	81,450

6. Lease Commitment

Setter leases its premises under a non-cancellable operating lease that expires in July 2023. Its current year lease expense is $150,789, which includes related operating costs charged. Future minimum lease payments, by year, and the aggregate, are as follows:

Year		
2019		115,390
2020		117,238
2021		119,087
2022		120,936
2023		71,175
	$	**543,826**

Under the terms of the lease agreement, Setter is also required to pay its proportionate share of common area maintenance costs and property taxes.

7. Related Party Transactions and Balances

The amount due to shareholder is an unsecured, non-interest bearing advance that is due and payable on demand.

8. Financial Instruments

Fair Values
The carrying amount of cash and cash equivalents, accounts receivable, due to shareholder and accounts payable and accrued liabilities approximates their fair value due to their short-term, demand nature or imminent maturity.

8. Financial Instruments (Continued)

Credit Risk Management
The Company is exposed to credit risk on its accounts receivable. The credit risk on accounts receivable is minimized as all transactions involve large well capitalized financial institutions.

Currency Risk
Approximately 16.2% of Setter's revenues are denominated in Euros. Consequently, this portion of concession revenues and related accounts receivables are exposed to foreign currency exchange fluctuations. The Company pays its income, payroll and sales taxes and employee compensation and benefits in Canadian dollars, which are also exposed to foreign currency exchange fluctuations.

As at December 31, 2018, the Company had €Nil and $447,777 Canadian dollars on deposit at major Canadian financial institutions. A 5% increase in the United States dollar vis à vis the Canadian dollar will decrease net income by $16,412, assuming that all other variables remain consistent. As at December 31, 2018, the Company had trade receivables Euros of €415,099. A 5% increase in the United States dollar vis à vis the Euro will decrease net income by $23,752, assuming that all other variables remain consistent

As at December 31, 2018, the Company had accounts payable CAD $28,429,826. A 5% increase in the United States dollar vis à vis the Canadian dollar will increase net income by $1,041,996, assuming all other variables remain consistent.

9. Income Taxes

Setter's only permanent establishment is in Canada, as such it is only subject to Canadian income taxes. In Canada, the general combined statutory federal and Ontario provincial income tax rate is 26.50%. As a Canadian controlled private corporation, the Company is eligible for the Canadian small business rate reduction, which reduces its tax rate to 13.5% on the first CAD $500,000 of taxable income.

The Company remains open to federal and provincial examinations for fiscal years December 31, 2015 and forward.

The Company had no deferred tax asset at December 31, 2018.

10. Subsequent Events

There are no subsequent events through the date the financial statements are issued that are required to be disclosed.